AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2009

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
March 19, 2010	March 19, 2010

Auditors’ report

To the Shareholders of
First Majestic Silver Corp.

We have audited the consolidated balance sheets of First Majestic Silver Corp. as at December 31, 2009 and 2008, and the consolidated statements of income (loss), shareholders’ equity and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
March 19, 2010

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2009 AND 2008
(Expressed in Canadian dollars)

	2009	2008
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	5,889,793	17,424,123
Accounts receivable	2,174,848	2,116,325
Other receivables (Note 6)	6,725,989	7,212,693
Inventories (Note 7)	3,812,460	4,941,340
Prepaid expenses and other (Note 8)	1,467,759	2,174,256
	20,070,849	33,868,737
MINING INTERESTS (Note 9)
Producing properties	57,144,477	49,933,735
Exploration properties	109,255,696	102,760,230
Plant and equipment	60,388,530	42,127,380
	226,788,703	194,821,345
CORPORATE OFFICE EQUIPMENT (Note 9)	409,281	483,050
DEPOSITS ON LONG-TERM ASSETS (Note 12)	4,306,419	1,986,517
	251,575,252	231,159,649

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	11,304,170	17,339,624
Unearned revenue on silver bullion sales	158,147	110,258
Current portion of debt facilities (Note 11)	1,546,612	-
Vendor liability and interest (Notes 5 and 10)	-	13,940,237
Vendor liability on mineral property	-	1,372,973
Current portion of capital lease obligations (Note 20)	2,139,352	1,584,477
Income and other taxes payable	117,844	557,634
	15,266,125	34,905,203
FUTURE INCOME TAXES	28,417,011	30,690,087
CAPITAL LEASE OBLIGATIONS (Note 20)	668,284	1,898,396
LONG-TERM PORTION OF DEBT FACILITIES (Note 11)	3,213,487	-
OTHER LONG TERM LIABILITIES (Note 19)	753,657	832,769
ASSET RETIREMENT OBLIGATIONS (Note 21)	4,336,088	5,304,369
	52,654,652	73,630,824

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 14(a))	244,241,006	196,648,345
SHARE CAPITAL TO BE ISSUED (Note 14(d))	276,495	276,495
CONTRIBUTED SURPLUS	27,808,671	23,297,258
ACCUMULATED OTHER COMPREHENSIVE LOSS	(40,238,914)	(23,216,390)
DEFICIT	(33,166,658)	(39,476,883)
	198,920,600	157,528,825
	251,575,252	231,159,649

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 22)
COMMITMENTS (Note 23)

(Signed) Keith Neumeyer	Director	(Signed) Douglas Penrose	Director

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Expressed in Canadian dollars, except share amounts)

	2009	2008
	$	$

Revenues (Note 15)	59,510,669	44,324,887

Cost of sales	34,351,853	30,419,415
Amortization and depreciation	3,504,065	3,169,226
Depletion	2,748,709	3,034,137
Accretion of reclamation obligation (Note 21)	445,090	200,477
Mine operating earnings	18,460,952	7,501,632

General and administrative	8,089,087	7,549,079
Stock-based compensation	3,302,780	3,680,111
Write-down of mineral properties (Note 9 (f))	2,589,824	-
	13,981,691	11,229,190

Operating income (loss)	4,479,261	(3,727,558)

Interest and other expenses	(2,101,862)	(1,372,768)
Investment and other income	1,129,527	1,180,742
Impairment of marketable securities	(390,467)	-
Foreign exchange loss	(36,426)	(3,144,654)
Income (loss) before taxes	3,080,033	(7,064,238)

Income tax expense - current	85,786	136,533
Income tax (recovery) - future	(3,315,978)	(2,055,987)
Income tax recovery (Note 18)	(3,230,192)	(1,919,454)

NET INCOME (LOSS) FOR THE YEAR	6,310,225	(5,144,784)

EARNINGS (LOSS) PER COMMON SHARE
BASIC	$0.08	$(0.07)
DILUTED	$0.07	$(0.07)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	83,389,253	71,395,164
DILUTED	85,913,487	71,395,164

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Expressed in Canadian dollars, except share amounts)

					Accumulated
					Other
					Comprehensive		Total
	Share capital			Contributed	Income (Loss)		AOCI
	Shares	Amount	To be issued	Surplus	("AOCI") (1)	Deficit	and deficit	Total
		$	$	$	$	$	$	$

Balance at December 31, 2007	63,042,160	145,699,783	9,286,155	17,315,001	(15,186,207)	(34,332,099)	(49,518,306)	122,782,633
Net loss	-	-	-	-	-	(5,144,784)	(5,144,784)	(5,144,784)
Other comprehensive loss:
Translation adjustment	-	-	-	-	(7,616,671)	-	(7,616,671)	(7,616,671)
Unrealized loss on marketable securities	-	-	-	-	(413,512)	-	(413,512)	(413,512)
Total comprehensive loss							(13,174,967)	(13,174,967)
Shares issued for:
Exercise of options	436,650	1,398,566	-	-	-	-	-	1,398,566
Exercise of warrants	7,500	31,875	-	-	-	-	-	31,875
First Silver arrangement	1,861,500	9,009,660	(9,009,660)	-	-	-	-	-
Public offering, net of issue costs (Note 14(a)(iv))	8,500,000	40,144,471	-	-	-	-	-	40,144,471
Stock option expense, net of deferred compensation	-	-	-	3,609,247	-	-	-	3,609,247
Warrants issued during the year	-	-	-	2,737,000	-	-	-	2,737,000
Transfer of contributed surplus upon exercise of stock options	-	363,990	-	(363,990)	-	-	-	-
Balance at December 31, 2008	73,847,810	196,648,345	276,495	23,297,258	(23,216,390)	(39,476,883)	(62,693,273)	157,528,825

Net income	-	-	-	-	-	6,310,225	6,310,225	6,310,225
Other comprehensive loss:
Translation adjustment	-	-	-	-	(17,411,904)	-	(17,411,904)	(17,411,904)
Impairment of marketable securities	-	-	-	-	390,467	-	390,467	390,467
Unrealized loss on marketable securities	-	-	-	-	(1,087)	-	(1,087)	(1,087)
Total comprehensive loss							(10,712,299)	(10,712,299)
Shares issued for:
Exercise of options	36,250	97,963	-	(29,125)	-	-	-	68,838
Exercise of warrants	50,000	165,000	-	-	-	-	-	165,000
Public offering, net of issue costs (Note 14(a)(i))	8,487,576	18,840,890	-	848,758	-	-	-	19,689,648
Private placements, net of issue costs (Note 14(a )(i i))	4,167,478	9,051,069	-	389,000	-	-	-	9,440,069
Debt settlements (Note 14(a )(iii))	1,191,852	2,741,260	-	-	-	-	-	2,741,260
Acquisition of Normabec (Note 13)	4,867,778	16,696,479	-	-	-	-	-	16,696,479
Stock option expense during the year	-	-	-	3,302,780	-	-	-	3,302,780
Balance at December 31, 2009	92,648,744	244,241,006	276,495	27,808,671	(40,238,914)	(33,166,658)	(73,405,572)	198,920,600

(1) AOCI consists of the cumulative translation adjustment on self sustaining subsidiaries which primarily affects the mining interests, except for the unrealized loss of $1,087 (2008 - unrealized loss of $391,000) on marketable securities classified as "available for sale".

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Expressed in Canadian dollars)

	2009	2008
	$	$
OPERATING ACTIVITIES
Net income (loss) for the year	6,310,225	(5,144,784)
Adjustment for items not affecting cash
Depletion	2,748,709	3,034,137
Depreciation	3,504,065	3,169,226
Stock-based compensation	3,302,780	3,680,111
Accretion of reclamation obligation	445,090	200,477
Write-down of other assets	-	240,000
Write-down of mineral property interests	2,589,824	-
Write-down of marketable securities	390,467	-
Future income taxes	(3,315,978)	(2,055,987)
Other income from derivative financial instruments	(1,002,780)	-
Unrealized foreign exchange loss and other	566,553	1,510,431
	15,538,955	4,633,611
Net change in non-cash working capital items
(Decrease) Increase in accounts receivable and other receivables	(960,183)	1,517,537
Decrease (Increase) in inventories	365,964	(1,571,118)
Increase in prepaid expenses and other	(1,144,849)	(588,697)
(Decrease) Increase in accounts payable and accrued liabilities	(5,813,014)	1,055,694
Increase in unearned revenue	47,889	110,258
Decrease in taxes receivable and payable	(89,190)	(369,312)
Increase in vendor liability and interest	-	399,112
(Decrease) Increase in vendor liability on mineral property	(1,242,543)	1,372,973
	6,703,029	6,560,058
INVESTING ACTIVITIES
Expenditures on mineral property interests (net of accruals)	(14,025,158)	(24,485,036)
Additions to plant and equipment (net of accruals)	(19,365,209)	(14,921,672)
Increase in derivative financial instruments	-	(127,153)
Decrease (increase) in silver futures contract deposits	1,355,163	(363,278)
Investment in marketable securities	(300,000)	-
Increase in deposits on long term assets and other	(2,508,617)	(704,487)
Acquisition of Normabec, less cash acquired	(531,419)	-
	(35,375,240)	(40,601,626)
FINANCING ACTIVITIES
Issuance of common shares and warrants, net of issue costs	29,363,555	41,574,912
Payment of capital lease obligations	(2,708,513)	(2,551,752)
Prepayment facility, net of repayments	415,632	-
Payment of restricted cash into trust account	(14,258,332)	-
Payment of short-term Arrangement liability	-	(388,836)
Proceeds from FIFOMI debt facility	4,309,159	-
	17,121,501	38,634,324

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,550,710)	4,592,756
EFFECT OF EXCHANGE RATE ON CASH HELD IN FOREIGN CURRENCY	16,380	(3,816)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE YEAR	17,424,123	12,835,183

CASH AND CASH EQUIVALENTS - END OF THE YEAR	5,889,793	17,424,123

CASH AND CASH EQUIVALENTS IS COMPRISED OF:		-
Cash	5,296,059	495,168
Short-term deposits	593,734	2,988,718
Restricted cash (Notes 5 and 10)	-	13,940,237
	5,889,793	17,424,123

Interest paid	636,950	883,307
Income taxes paid	-	135,847
NON-CASH FINANCING AND INVESTING ACTIVITIES (NOTE 24)

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1. DESCRIPTION OF BUSINESS AND CONTINUING OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively.

These consolidated financial statements have been prepared on the going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the price of silver in global commodity markets, and on maintaining profitable operations or obtaining sufficient funds from alternative sources as required to augment operations and for ongoing capital developments. If the Company were unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and the balance sheet classifications used.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation described in Note 10. Intercompany balances and transactions are eliminated on consolidation.

Variable Interest Entities (“VIEs”) as defined by the Accounting Standards Board in Accounting Guideline 15 “Consolidation of Variable Interest Entities” are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities expected losses and/or expected residual returns. The Company has determined that it has no VIEs.

Measurement Uncertainties

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas where management judgment is applied include, among others, the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves, accounting for income tax provisions, stock-based compensation, the determination of the fair value of assets acquired in business combinations and the amount of future site reclamation costs and asset retirement obligations. Actual results could differ from those reported.

Notes Page 1

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market instruments with terms to maturity not exceeding 90 days at date of issue. The Company does not believe it is exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions. In 2008, cash and cash equivalents included restricted cash of $13.9 million as described in Note 5.

Inventories

Silver coins and bullion, finished products of silver doré and silver concentrates, ore in process and stockpile (unprocessed ore) are valued at the lower of cost and net realizable value. Cost is determined as the average production cost of saleable silver and metal by-product. Materials and supplies are valued at the lower of cost and net replacement cost.

Mineral Property Interests

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The acquisition, development and deferred exploration costs are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of production.

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The carrying value of exploration stage mineral property interests represent costs incurred to date. The Company is in the process of exploring its other mineral property interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Notes Page 2

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment at least annually, and when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use or disposal. In the event that a long-lived asset is determined to be impaired, the amount by which the carrying value exceeds its fair value is charged to earnings.

Asset Retirement Obligations and Reclamation Costs

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at their initial value and amortized over the mineral property’s useful life based on a units-of-production method.

Translation of Foreign Currencies

(i) Foreign Currency Transactions

The currency of measurement for the Company’s Mexican operating subsidiaries is the Mexican peso. Transaction amounts denominated in foreign currencies (currencies other than the Mexican peso) are translated into Mexican pesos at exchange rates prevailing on the transaction dates. Carrying values of foreign currency denominated monetary assets and liabilities are translated into the currency of measurement at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at the historical exchange rates in effect at the time of the transactions. Exchange gains and losses arising from the translation of these foreign currency denominated monetary assets and liabilities are included in operations.

(ii) Subsidiary Financial Statements

The financial statements of Mexican self-sustaining subsidiaries that are measured in Mexican pesos are translated into Canadian dollars using the current rate method. Translation gains and losses related to current rate translation of non-monetary items as at the reporting date are included as an element of the exchange gains and losses and included as a separate component of accumulated other comprehensive income.

The financial statements of the Company’s integrated Mexican subsidiaries, MRB and Servicios, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities in foreign currency of the subsidiary are translated at the exchange rate in effect at the balance sheet date, whereas other assets and liabilities are translated at the exchange rate in effect at the transaction date. Revenue and expenses in foreign currency are translated at the average rate in effect during the year, with the exception of revenue and expenses relating to non-monetary assets and liabilities, which are translated at the historical rate. Gains and losses are included in the earnings for the year.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Notes Page 3

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation applied from the commencement of operations, calculated using the straight line method over the following useful lives not to exceed the life of mine:

Computer equipment	3 years straight-line
Automobile	5 years straight-line
Office equipment	5 years straight-line
Machinery and equipment	10 years straight-line
Buildings	20 years straight-line
Leasehold improvements	56 months straight-line

Construction in progress costs are not amortized until the related asset is complete, ready for use, and utilized in commercial production.

Revenue Recognition

Revenue from the sale of silver is recorded in the Company’s accounts when title transfers to the customer (which generally occurs on the date the shipment is delivered) when collection is reasonably assured, and when the price is reasonably determinable. Revenue is recorded in the statement of operations net of relevant smelting and refining treatment costs, and transportation costs paid to counterparties. Revenue from the sale of silver is subject to adjustment upon final settlement of estimated weights and assays. Silver metal prices are established upon delivery and do not require settlement changes. By-product revenues are included as a component of net sales revenues.

Unearned Revenue

Unearned revenue is recorded when cash has been received from customers prior to shipping of the related silver coins, ingots and bullion products.

Earnings or Loss Per Share

Basic earnings (loss) per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Stock-based Compensation

The Company uses the fair value method for recording compensation for all awards made to directors, employees and non-employees including stock appreciation rights, direct awards of stock and stock-based awards that call for settlement in cash or other assets. The compensation expense is determined as the fair value of the option at the date of grant and is calculated using the Black-Scholes Option Pricing Model. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded is transferred to share capital. The effect of forfeitures of stock-based compensation is recorded as an adjustment to stock-based compensation expense in the period the option is forfeited.

Notes Page 4

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company’s net investment in self-sustaining foreign operations.

Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”).

Financial Instruments – Recognition and Measurement and Hedges

Financial assets and liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in the consolidated statements of income (loss). Loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are presented in prepaid expenses and other assets in the Company’s consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Other than temporary unrealized losses on available-for-sale, financial assets are recognized in the consolidated statements of income (loss). Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

The Company may periodically use foreign exchange and commodity contracts to manage exposure to fluctuations in foreign exchange rates and commodity prices. Derivative financial instruments are recorded on the Company’s balance sheet at their fair values with changes in fair values recorded in the results of operations during the period in which the change occurred.

Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income.

The Company has designated its financial assets and liabilities as follows:

•	Cash and cash equivalents	Held-for-trading
•	Marketable securities	Available-for-sale
•	Accounts receivable and other receivables	Loans and receivables
•	Derivative financial instruments	Held-for-trading
•	Accounts payable and accrued liabilities	Other financial liabilities
•	Vendor liabilities	Other financial liabilities
•	Debt facilities	Other financial liabilities
•	Capital lease obligations	Other financial liabilities

Notes Page 5

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Comparative Figures

Certain comparative figures have been reclassified to conform to the classifications used in 2009.

Changes in Accounting Policies

Goodwill and Intangible Assets

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of internally developed intangible assets, including certain preproduction and start-up costs that do not meet the definition of an asset, and requires that these costs be expensed as incurred. The new standard is effective for the Company beginning January 1, 2009 and did not have a material impact on the Company. In regards to the start-up costs related to the ramp-up of the La Encantada mill expansion, Section 3061 “Property, Plant and Equipment” provides guidance for the capitalization of start-up costs which will be deferred until “commercial stage” production has been achieved.

Credit Risk and the Fair Value of Financial Assets and Liabilities

The Company adopted EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which provides guidance on how to take into account an entity’s own credit risk and that of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Upon adoption of this EIC, there were no resulting material changes to the Company’s financial position or results of operations.

Mining Exploration Costs

The Company adopted EIC-174, “Mining Exploration Costs”, which provides guidance on how to account for mineral exploration costs as well as when and how to assess for impairment when such exploration costs are capitalized. Upon adoption of this EIC, there were no resulting material changes to the Company’s financial position or results of operations.

Financial Instruments – Disclosures

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments – Disclosures” to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are applicable for the Company’s annual consolidated financial statements for the year ended December 31, 2009. The Company has only one financial instrument to which this amendment applies and it considers its marketable securities to be “Level 1” of the fair value hierarchy. Level 1 uses unadjusted quoted prices in active markets.

Financial Instruments – Recognition and Measurement

In July 2009, the Company adopted the amendments made by the CICA to Handbook Section 3855, “Financial Instruments – Recognition and Measurement” to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements for the year ended December 31, 2009.

Notes Page 6

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Pronouncements

Business Combinations, Consolidations and Non-controlling interests

The CICA has approved new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). These new sections will be effective for years beginning on or after January 1, 2011, with early adoption permitted. Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The Company has not adopted these new standards for the year ended December 31, 2009.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is January 1, 2011, and relates to interim and annual financial statements on or after January 1, 2011. The transition will require the restatement for comparative purposes of amounts reported by the Company for all reporting periods beginning after January 1, 2010.

The Company has commenced planning its transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined. The Company is continuing its diagnosis and impact assessment of its current accounting policies systems and processes in order to identify differences between current Canadian GAAP and IFRS treatment. The Company will continue to monitor changes in IFRS during implementation process and intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial reporting.

3. MANAGEMENT OF CAPITAL RISK

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2008.

The Company’s capital structure consists of debt facilities and shareholders’ equity, comprising issued capital, share capital to be issued, contributed surplus, deficit and accumulated other comprehensive loss.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months, provided there are no materially adverse developments with commodity prices during this period.

Notes Page 7

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

4. FINANCIAL INSTRUMENTS AND RISKS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through one international organization. Additionally, silver concentrates and related base metal byproducts are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $6.0 million as at December 31, 2009, a significant portion which is past due. The Company is proceeding through a lengthy and slow review process with Mexican tax authorities, but the Company expects to fully recover these amounts.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2009, the Company had a loan facility with the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (“FIFOMI”) amounting to $4.3 million repayable over a five-year period. As at December 31, 2009, the Company has outstanding accounts payable and accrued liabilities of $11.3 million which are generally payable in 90 days or less.

Although, the Company does not have a history of operating profits, the Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

The Company’s liabilities have contractual maturities which are summarized below:

		Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$2,807,636	$2,139,352	$668,284	$-	$-
FIFOMI Loan Facilities	4,309,159	1,095,672	1,676,605	1,536,882	-
Trafigura Prepayment Facility	450,940	450,940	-	-	-
Real de Catorce Payments (1)	1,261,200	1,261,200	-	-	-
Purchase Obligations (2)	2,071,102	2,071,102	-	-	-
Asset Retirement Obligations	4,336,088	-	-	-	4,336,088
Accounts Payable and Accrued Liabilities	11,304,170	11,304,170	-	-	-
	$26,540,295	$18,322,436	$2,344,889	$1,536,882	$4,336,088

(1)	Contract commitments to acquire surface rights and geological i nformation relating to the Real de Catorce Project.

(2)	Contract commitments for construction materials and equipment for the La Encantada Mill Expansion Project.

Notes Page 8

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

4. FINANCIAL INSTRUMENTS AND RISKS (continued)

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, investments in mining interests, accounts payable and loans payable. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Mexican peso and the Canadian dollar is included in the table below.

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold and lead. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control.

The Company does not use derivative instruments to hedge its commodity price risk.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. The Company’s interest bearing financial liabilities comprise a floating rate loan with FIFOMI and a floating rate operating line, plus fixed rate debt instruments and capital leases with terms to maturity ranging up to three years. The FIFOMI loans are floating at 7.51% and 7.31% over the Mexican Interbank Rate which is currently at 4.91%

The sensitivity analyses below have been determined based on the undernoted risks at December 31, 2009.

Reasonably possible changes
$US
	Denominated		Peso/$CDN	Market
	Silver Commodity	$US /Peso	Exchange	interest
	Price	Exchange Rate	Rate	rate
Impact on Annual Operations	+/- 10%	+/- 10%	+/- 10%	+/- 25 basis points
Net Income (1)	$217,485	$423,771	$3,870	$14,724

(1)

These sensitivities are hypothetical and should be used with caution, favourable hypothetical changes in the assumptions result in an increased amount and unfavourable hypothetical changes in the assumptions result in a decreased amount of net income and/or other comprehensive income.

Notes Page 9

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

4. FINANCIAL INSTRUMENTS AND RISKS (continued)

Fair Value Estimation

The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivables, other receivables, derivative financial instruments, accounts payable, capital lease obligations and debt facilities.

Marketable securities and derivative instruments are carried at fair value. The fair values of accounts receivable, other receivables, accounts payable and accrued liabilities and unearned revenue approximate their carrying value due to the short term nature of these items. The fair values of capital lease obligations and debt facilities approximate their carrying value due to the floating interest rate on these items. The fair value of the vendor liability and interest payable is not readily determinable due to the uncertainty with respect to the outcome of the litigation described in Note 10.

5. RESTRICTED CASH

On July 22, 2008, the Company secured its outstanding vendor liability (Note 10) by entering into a Letter of Credit facility for $13,940,237, secured by cash and liquid short term investments. In addition, a further $545,522 was paid into the Supreme Court of British Columbia in January 2009 and the Letter of Credit increased to a total Restricted Cash balance of $14,485,759. On July 16, 2009, the Company agreed to a consent order whereby $14,258,332 was paid out of the Letter of Credit to the trust account of the lawyers of the previous Majority Shareholder of First Silver. The remaining $227,420 was paid out to the Company and the Letters of Credit were cancelled. The consent order requires that the $14,258,332 be held in trust by legal counsel to the vendor pending the outcome of the litigation. These funds would only become accessible to the Company in the event of a favourable outcome to the litigation.

6. OTHER RECEIVABLES

Details of the components of other receivables are as follows:

	2009	2008
	$	$
Value a dded taxes recoverable	6,030,775	6,109,943
Other taxes recoverable	107,741	406,536
Interest receivable	6,860	188,111
Loans receivable from employees	101,789	67,240
Loan receivable from s upplier	478,824	440,863
	6,725,989	7,212,693

7. INVENTORIES

Inventories consist of the following:

	2009	2008
	$	$
Silver coins and bullion including in process shipments	273,262	247,368
Finished product - doré and concentrates	343,990	1,342,550
Ore in process	463,549	196,169
Stockpile	387,836	1,631,625
Materials and s upplies	2,343,823	1,523,628
	3,812,460	4,941,340

Notes Page 10

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

8. PREPAID EXPENSES AND OTHER

Details of prepaid expenses and other are as follows:

	2009	2008
	$	$
Prepayments to suppliers and contractors	832,880	1,380,509
Deposits	215,036	252,941
Marketable s ecurities	387,425	50,375
Derivative financial instruments	-	490,431
Prepaid mineral rights	32,418	-
	1,467,759	2,174,256

9. MINING INTERESTS AND PLANT AND EQUIPMENT

Mining interests and plant and equipment, net of accumulated depreciation and depletion, are as follows:

		2009			2008
		Accumulated			Accumulated
		depreciation			depreciation
		and	Net Book		and	Net Book
	Cost	depletion	Value	Cost	depletion	Value
	$	$	$	$	$	$
Mining properties	183,585,673	17,185,500	166,400,173	167,130,756	14,436,791	152,693,965
Plant and equipment	69,026,387	8,637,857	60,388,530	48,271,432	6,144,052	42,127,380
	252,612,060	25,823,357	226,788,703	215,402,188	20,580,843	194,821,345

A summary of the net book value of mining properties is as follows:

		2009			2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depletion	Value	Cost	Depletion	Value
MEXICO

Producing properties
La Encantada (a)	13,055,900	2,886,830	10,169,070	8,922,466	2,276,963	6,645,503
La Parrilla (b)	22,371,850	3,009,041	19,362,809	18,644,777	2,038,223	16,606,554
San Martin (c)	38,902,227	11,289,629	27,612,598	36,803,283	10,121,605	26,681,678
	74,329,977	17,185,500	57,144,477	64,370,526	14,436,791	49,933,735
Exploration properties
La Encantada (a)	2,467,451	-	2,467,451	2,858,043	-	2,858,043
La Parrilla (b)	7,625,168	-	7,625,168	8,722,897	-	8,722,897
San Martin (c) (1)	65,931,244	-	65,931,244	77,582,247	-	77,582,247
Del Toro (d)	11,855,627	-	11,855,627	11,881,557	-	11,881,557
Real de Catorce (e)	21,376,206	-	21,376,206	-	-	-
Cuitaboca (f)	-	-	-	1,715,486	-	1,715,486
	109,255,696	-	109,255,696	102,760,230	-	102,760,230

	183,585,673	17,185,500	166,400,173	167,130,756	14,436,791	152,693,965

(1)

This includes properties acquired from First Silver and held by Minera El Pilon. The properties are located in the San Martin de Bolaños region, as well as in Jalisco State (the Jalisco Group of Properties).

Notes Page 11

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

9. MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

A summary of plant and equipment is as follows:

		2009			2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
La Encantada Silver Mine	42,001,694	1,954,699	40,046,995	19,541,421	1,221,301	18,320,120
La Parrilla Silver Mine	17,228,300	3,792,818	13,435,482	18,590,746	2,568,373	16,022,373
San Martin Silver Mine	9,751,407	2,889,290	6,862,117	10,139,265	2,354,378	7,784,887
Real de Catorce Silver Project	44,986	1,050	43,936	-	-	-
Used in Mining Operations	69,026,387	8,637,857	60,388,530	48,271,432	6,144,052	42,127,380
Corporate office equipment	767,782	358,501	409,281	712,525	229,475	483,050
	69,794,169	8,996,358	60,797,811	48,983,957	6,373,527	42,610,430

Details of plant and equipment and corporate office equipment by specific assets are as follows:

		2009			2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
Land	2,279,494	-	2,279,494	2,302,273	-	2,302,273
Automobile	401,056	204,920	196,136	427,817	140,703	287,114
Buildings	5,918,355	578,177	5,340,178	6,250,748	399,982	5,850,766
Machinery and equipment	26,154,678	7,311,470	18,843,208	27,744,171	5,053,326	22,690,845
Computer equipment	560,018	279,783	280,235	566,511	239,162	327,349
Office equipment	577,215	460,070	117,145	600,413	447,405	153,008
Leasehold improvements	320,304	161,938	158,366	320,304	92,949	227,355
Construction in progress (1)(2)	33,583,049	-	33,583,049	10,771,720	-	10,771,720
	69,794,169	8,996,358	60,797,811	48,983,957	6,373,527	42,610,430

(1)

Construction in progress includes $31,283,949 relating to La Encantada, $535,604 relating to La Parrilla and $1,763,496 relating to San Martin (2008 - $8,537,075 relating to La Encantada, $422,247 relating to La Parrilla and $1,812,398 relating to San Martin).

(2)

At December 31, 2009, the La Encantada Mill Expansion Project had not achieved a commercial stage of production, therefore the net amount of revenues less production costs of $496,371 in connection with the sale of 54,277 silver equivalent ounces of precipitates during the pre-operating period were offset to construction in progress

Notes Page 12

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

9. MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

Mineral property options paid and future option payments in U.S. dollars are due as follows:

Del Toro
Note 9(d)
(US$)
Paid as at December 31, 2009	5,987,500
Payable in 2010	225,000
Total Current and Future Option Payments	6,212,500

(a) La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest towns, Muzquiz and Boquillas del Cármen, are 225 kilometres away and 45 kilometres away, respectively, via unpaved road. The La Encantada Silver Mine consists of a 3,500 tonne per day cyanidation plant, a 1,000 tonnes-per-day flotation plant, an airstrip, and a village with 180 houses as well as administrative offices. The Company owns 100% of the La Encantada Silver Mine. During the year ended December 31, 2009, $22.7 million in expenditures were incurred at La Encantada and classified as construction in progress at December 31, 2009 as the plant has not yet achieved commercial production levels.

(b) La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a system of connecting underground producing mines consisting of the La Rosa/Rosarios/La Blanca, the San Marcos Mine and the Quebradillas Mine. La Parrilla is located approximately 65 kilometres southeast of the city of Durango, in Durango State Mexico. Located at the mine are: mining equipment, a 425 tonne-per-day cyanidation plant, a 425 tonne-per-day flotation plant and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty agreement (“NSR”) of 1.5% of sales revenue from the Quebradillas Mine to a maximum of US$2,500,000 and an option to purchase the NSR at any time for US$2,000,000. For the year ended December 31, 2009, the Company paid US$135,363 (December 31, 2008 – US$69,000) relating to royalties.

(c) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The mine is comprised of approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine, and another 104 hectares of surface rights where the 950 tonne-per-day cyanidation mill, flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine.

Notes Page 13

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

9. MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

(d) Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 392 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. The Company owns 100% of the Perseverancia Silver Mine, the San Juan Silver Mine and the surrounding 293 hectare land package. The US$225,000 option payments due in 2010 relate to a new land acquisition of 50 hectares. All other option payments have been made.

(e) Real de Catorce Silver Project, San Luis Potosi State

The Real de Catorce Silver Project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares. The Company owns 100% of the Real de Catorce Silver Project. Upon commencement of commercial production on the property, the Company has agreed to pay an amount of US$200,000 to a previous owner. The property is subject to a 3% net smelter return royalty, of which 1.75% may be acquired in increments of 0.25% for a price of US$250,000 per increment for the first five years from the date of the first payment and at a price of US$300,000 per increment for the following five years.

In addition, the Company has agreed to acquire the surface rights forming part of the property, including the buildings located thereon and covering the location of the previous mining operations, in consideration for a single payment of US$1,000,000 to be made in December 2010.

The Company has also agreed to make a payment of US$200,000 on December 10, 2010 for all technical and geological information collected over the area. Such payment is not related to the acquisition of the mining concessions or the surface rights and buildings agreement.

(f) Cuitaboca Silver Project, Sinaloa State

During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project. Accordingly, the historical investment totalling $2,589,824 was written off during the year.

10. VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired control of First Silver Reserve Inc. (“First Silver”) for $53,365,519. The purchase price was payable to the shareholder of First Silver (the “Majority Shareholder”) in three instalments. The first instalment of $26,682,759, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $13,341,380 was paid on May 30, 2007, the first anniversary of the closing. The final 25% instalment of $13,341,380 was due on May 30, 2008, the second anniversary of the closing of the acquisition. Simple interest at 6% per annum was payable quarterly on the outstanding vendor balance.

Notes Page 14

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

In November 2007, an action was commenced by the Company and First Silver against the Majority Shareholder (the “Defendant”) who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver allege that, while holding the positions of director, President and Chief Executive Officer, the Majority Shareholder engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Majority Shareholder acquiring a mine which was First Silver’s right to acquire. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

Notes Page 15

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

10. VENDOR LIABILITY AND INTEREST (continued)

On March 14, 2008, the Defendant filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the agreement between the Company and the Defendant under which the Company acquired the Defendant’s shares (approximately 24,649,200 shares) in First Silver. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14,881,912. This amount was partly secured by a Letter of Credit posted in Court by First Majestic in the sum of $14,485,760.

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Defendant obtained a judgment in the amount of $14,881,912. The Company agreed to pay out $14,258,332 from the Letter of Credit to the Defendant’s lawyer’s trust account (the “Trust Funds”) in partial payment of the Judgment. The remaining $227,420 from the Letter of Credit was paid out to the Company. The Consent Order requires, that the Trust Funds be held pending the outcome of the Action. If the trial has not commenced by June 30, 2011, the Trust Funds can be released on that date to the Defendant, unless otherwise ordered by the court. At the present time, the trial is scheduled to commence in the Supreme Court of British Columbia, Vancouver, British Columbia on February 21, 2011. The Consent Order does not affect the standing of the Company’s claims for relief against the Defendant in the Action. These funds would only become accessible to the Company in the event of a favourable outcome to the litigation.

11. DEBT FACILITIES

(a) Pre-Payment Facility

In August 2009, the Company entered into an agreement for a six-month pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, $1.6 million (US$1.5 million) was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of six months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly instalments of US$250,000 required. The repayment of the credit facility is guaranteed by the parent company. Subsequent to the year end, this agreement was amended and restated to provide an additional six-month prepayment facility of up to $1.6 million (US$1.5 million).

A total of $1.6 million (US$1.5 million) was drawn on this pre-payment facility and as at December 31, 2009, after supplying monthly quotas of lead concentrates, the Company had a remaining balance payable of $450,940 (US$431,497) after by-product shipments and interest charges of $7,553 (US$7,228).

(b) FIFOMI Loan Facilities

In October 2009, the Company entered into an agreement for two loan facilities totaling $53.8 million Mexican pesos (CAD$4.3 million) from the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (FIFOMI). Funds from these loans will be used for the completion of the 3,500 tonne-per-day cyanidation plant at the La Encantada Silver Mine and for working capital purposes. The capital asset loan, for up to $47.1 million Mexican pesos (CAD$3.7 million), bears interest at the Mexican interbank rate plus 7.51% per annum and is repayable over a 60-month period. The working capital loan, for up to $6.7 million Mexican pesos (CAD$0.6 million), bears interest at the Mexican interbank rate plus 7.31% per annum and is a 90-day revolving loan. The loans are secured against real property, land, buildings, facilities, machinery and equipment at the La Encantada Silver Mine.

A total of $53.8 million Mexican pesos was drawn down during 2009 and at December 31, 2009, the balance was $53.8 Mexican pesos (CAD$4.3 million) of which $1.1 million was classified as current.

Notes Page 16

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

		Payments Due By Period
	Total	Less than	1-3	4-5	After 5
		1 year	years	years	years
FIFOMI Loan Facilities	$4,309,159	$1,095,672	$1,676,605	$1,536,882	$-

12. DEPOSITS ON LONG-TERM ASSETS

Deposits consist of advance payments made to property vendors, drilling service providers, and equipment vendors, which are categorized as long-term in nature, in amounts as follows:

	2009	2008
	$	$
Deposit on equipment at La Encantada	2,876,717	1,986,517
Deposit on equipment at La Parrilla	1,429,702	-
	4,306,419	1,986,517

13. ACQUISITION OF NORMABEC MINING RESOURCES LTD.

On November 13, 2009, the Company completed a plan of arrangement (the “Arrangement”) to acquire all of the issued and outstanding shares of Normabec Mining Resources Ltd. (“Normabec”). Normabec’s primary asset is the Real de Catorce Project located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico.

Concurrent with the completion of the Arrangement, the non-Mexican assets of Normabec were divested to a newly formed entity Brionor Resources Inc. (“Brionor”). Holders of Normabec shares received 0.060425 First Majestic shares and 0.25 Brionor shares for each Normabec common share.

The Company also purchased, via private placement, 2,115,195 common shares of Brionor for an aggregate purchase price of $300,000, representing a price per share of approximately $0.1418. These shares represented 9.9% of the total issued and outstanding shares of Brionor upon completion of the transaction at November 13, 2009. Brionor is a public company listed on the TSX Venture Exchange.

The acquisition of Normabec has been accounted for as an asset acquisition, with First Majestic identified as the acquirer, and with First Majestic recording the acquisition at its estimated fair value at the date of acquisition.

The allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

Consideration:
Arrangement shares (4,652,778 at $3.43)	$15,959,029
Settlement of liabilities with cash and shares ($196,762 in cash and 215,000 shares at $3.43)	934,212
Other costs incurred relating to the acquisition of Norma bec	504,297
$17,397,538
Allocation of purchase price:
Net working capital	$154,914
Investments (First Gold Inc - 225,000 shares at $0.185 per s hare)	38,513
Property, plant and equipment	44,986
Mining rights	21,215,673
Future income taxes	(4,056,548)
$17,397,538

Notes Page 17

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

14. SHARE CAPITAL

(a) Authorized – unlimited number of common shares without par value

Issued	Year ended December 31, 2009		Year ended December 31, 2008
	Shares	$	Shares	$
Balance - beginning of the year	73,847,810	196,648,345	63,042,160	145,699,783
Issued during the year
For cash:
Exercise of options	36,250	68,838	436,650	1,398,566
Exercise of warrants	50,000	165,000	7,500	31,875
Public offering of units (i) (v)	8,487,576	18,840,890	8,500,000	40,144,471
Private placements (ii)	4,167,478	9,051,069	-	-
For debt settlements (iii)	1,191,852	2,741,260	-	-
For Normabec acquisition (iv)	4,867,778	16,696,479	-	-
For First Silver Arrangement	-	-	1,861,500	9,009,660
Transfer of contributed surplus for stock options exercised	-	29,125	-	363,990
Balance - end of the year	92,648,744	244,241,006	73,847,810	196,648,345

(i)

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,689,648, of which $18,840,890 was allocated to the common shares and $848,758 was allocated to the warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at a price of $3.50 expiring on March 5, 2011.

(ii)

In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069, of which $9,051,069 was allocated to the common shares and $389,000 was allocated to the warrants. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. A total of 1,749,500 warrants expire on August 20, 2011, and 334,239 warrants expire on September 16, 2011. Finders’ fees in the amount of $101,016 and 50,000 warrants were paid regarding a portion of these private placements. The finder’s warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011.

(iii)	In August and September 2009, the Company settled certain current liabilities amounting to $2,741,260 by the issuance of 1,191,852 common shares of the Company at a value of $2.30 per share.

Notes Page 18

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

14. SHARE CAPITAL (continued)

(iv)	On November 13, 2009, the Company issued 4,867,778 common shares at a value of $3.43 per share in connection with the acquisition of Normabec (see Note 13).

(v)

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters who purchased 8,500,000 units at an issue price of $5.35 per unit for net proceeds to the Company of $42,881,471, of which $40,144,471 was allocated to the common shares, $2,380,000 was allocated to the warrants and $357,000 was allocated to the underwriter’s warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $7.00 expiring on March 25, 2010. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,275,000 common shares at a price of $5.07 per share and up to an additional 637,500 warrants at a price of $0.56 per warrant. The underwriters did not exercise their option to purchase any option shares, but did acquire the 637,500 warrants (see Note 14(c)).

(b) Stock Options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the years ended December 31, 2009 and 2008 are as follows:

	Year Ended December 31, 2009			Year Ended December 31, 2008
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average	Number of	Exercise Price	Average
	Shares	($)	Remaining Life	Shares	($)	Remaining Life

Balance, beginning of the year	6,862,500	3.84	2.78 years	5,892,500	4.04	2.75 years
Granted	2,842,500	2.88	3.58 years	2,672,500	2.93	3.67 years
Exercised	(36,250)	1.90	2.47 years	(436,650)	3.20	0.51 years
Forfeited or expired	(1,065,000)	4.11	0.73 years	(1,265,850)	3.05	0.45 years
Balance, end of the year	8,603,750	3.50	2.42 years	6,862,500	3.84	2.78 years

Notes Page 19

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

14. SHARE CAPITAL (continued)

(b) Stock Options (continued)

The following table summarizes both the stock options outstanding and those that are exercisable at December 31, 2009:

Price	Options	Options
$	Outstanding	Exercisable	Expiry Dates
5.50	200,000	200,000	February 1, 2010
4.64	75,000	75,000	June 1, 2010
4.17	100,000	100,000	August 8, 2010
3.72	30,000	30,000	September 24, 2010
3.98	20,000	20,000	October 17, 2010
4.45	530,000	530,000	October 30, 2010
4.34	25,000	25,000	November 1, 2010
4.34	200,000	200,000	December 5, 2010
4.42	50,000	50,000	February 20, 2011
4.65	100,000	100,000	March 25, 2011
4.19	20,000	20,000	April 26, 2011
4.02	100,000	100,000	May 15, 2011
4.30	450,000	450,000	June 19, 2011
4.67	120,000	90,000	July 4, 2011
4.15	300,000	225,000	July 28, 2011
3.62	565,000	423,750	August 28, 2011
1.60	200,000	150,000	October 8, 2011
1.27	118,750	87,500	October 17, 2011
4.32	245,000	245,000	December 6, 2011
4.41	400,000	400,000	December 22, 2011
5.00	155,000	155,000	February 7, 2012
2.03	730,000	365,000	May 7, 2012
4.65	25,000	25,000	June 20, 2012
2.62	60,000	15,000	September 16, 2012
2.96	25,000	6,250	October 28, 2012
3.38	25,000	6,250	November 5, 2012
4.34	925,000	925,000	December 5, 2012
3.52	560,000	140,000	December 7, 2012
3.70	535,000	133,750	December 15, 2012
3.62	100,000	75,000	August 28, 2013
1.44	240,000	180,000	November 10, 2013
1.56	550,000	412,500	December 17, 2013
2.03	462,500	231,250	May 7, 2014
2.32	12,500	6,250	June 15, 2014
3.70	350,000	87,500	December 15, 2014

	8,603,750	6,285,000

During the year ended December 31, 2009, the Company granted stock options to directors, officers and employees to purchase 2,842,500 shares of the Company. Pursuant to the Company’s policy of accounting for the fair value of stock-based compensation over the applicable vesting period, the fair value of stock options granted in 2009 was $3,991,000, of which $1,455,279 was expensed in the current year, $39,175 was exercised in the current year, and $2,496,546 will be deferred over the remaining vesting period of the stock options.

Notes Page 20

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

14. SHARE CAPITAL (continued)

(b) Stock Options (continued)

The weighted average fair value of each stock options granted during the year was $1.41 (2008 - $1.05) . Fair value of stock options is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2009	December 31, 2008
Risk-free interest rate	1.1%	2.4%
Es timated volatility	83.7%	64.9%
Expected life	2.2 years	2.35 years
Expected dividend yield	0%	0%

Option pricing models require the use of estimates and assumptions including the expected volatility of share prices. Changes in the underlying assumptions can materially affect the fair value estimates, therefore, existing models do not necessarily provide an accurate measure of the actual fair value of the Company’s stock options.

(c) Share Purchase Warrants

The changes in share purchase warrants for the years ended December 31, 2009 and 2008 are as follows:

	Year ended December 31, 2009			Year ended December 31, 2008

		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average Term to	Number of	Exercise Price	Average Term to
	Warrants	($)	Expiry	Warrants	($)	Expiry
Balance, beginning of the year	5,078,791	6.99	1.19 years	5,845,240	5.66	0.89 years
Issued (i) (ii) (iii) (iv) (v) (vi)	6,638,492	3.66	2.12 years	4,887,500	7.00	2.00 years
Exercised	(50,000)	3.30	1.65 years	(7,500)	4.25	0.86 years
Cancelled or expired	(309,818)	7.69	0.00 years	(5,646,449)	5.62	0.00 years
Balance, end of the year	11,357,465	5.04	0.84 years	5,078,791	6.99	1.19 years

(i)

On March 5, 2009, the Company issued 4,243,788 warrants exercisable at a price of $3.50 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8,487,576 unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.5%, market sector volatility of 35.0%, expected life of 2 years and expected dividend yield of 0%) and $848,758 was credited to contributed surplus.

(ii)

On August 20, 2009, the Company issued 1,799,500 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 3,499,000 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years and expected dividend yield of 0%) and $328,047 was credited to contributed surplus.

(iii)

On September 16, 2009, the Company issued 334,239 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 668,478 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years and expected dividend yield of 0%) and $60,953 was credited to contributed surplus.

Notes Page 21

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

14. SHARE CAPITAL (continued)

(c) Share Purchase Warrants (continued)

(iv)

On November 13, 2009, the Company issued 118,527 warrants exercisable at a price of $9.11 per share expiring on December 13, 2009 and 142,438 warrants exercisable at a price of $9.11 per share expiring on January 2, 2010 in connection with the acquisition of Normabec (see Note 13). The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.26%, volatility of 67%, expected life of 0.1 years and expected dividend yield of 0%). No value was credited to contributed surplus.

(v)

On March 25, 2008, the Company issued 4,250,000 warrants exercisable at a price of $7.00 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8.5 million unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $2,380,000 was credited to contributed surplus.

(vi)

On April 4, 2008, the Company issued 637,500 warrants exercisable at a price of $7.00 per share exercisable for a period of two years under the over-allotment option in connection with the March 25, 2008 public offering. Each warrant entitles the holder to acquire one additional common share at a price of $7.00 until March 25, 2010. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $357,000 was credited to contributed surplus.

The following table summarizes the share purchase warrants outstanding at December 31, 2009:

Exercise Price	Warrants
$	Outstanding	Expiry Dates
9.11	142,438	January 2, 2010
7.00	4,887,500	March 25, 2010
3.50	4,243,788	March 5, 2011
3.30	1,749,500	August 20, 2011
3.30	334,239	September 16, 2011
	11,357,465

(d) Share Capital to be Issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

At December 31, 2009, the prior shareholders of First Silver had yet to exchange the remaining 114,254 shares of First Silver, exchangeable for 57,127 shares of First Majestic resulting in a remaining value of shares to be issued of $276,495.

Notes Page 22

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

Notes Page 23

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

15. REVENUE

Details of the components of revenue are as follows:

	Years Ended December 31,
	2009	2008
	$	$
Combined revenue - silver doré bars, concentrates, coins and ingots	76,596,113	56,994,724
Less: intercompany eliminations	(5,070,039)	(892,265)
Consolidated gross revenue	71,526,074	56,102,459
Less: refining a nd s melting charges, net of intercompany eliminations	(9,310,475)	(9,895,208)
Less: metal deductions, net of i ntercompany eliminations	(2,704,930)	(1,882,364)
Net revenue	59,510,669	44,324,887

At December 31, 2009, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore cash receipts of $944,468 in connection with the sale of 54,277 silver equivalent ounces of precipitates during the pre-operating period was not recorded as sales revenues and instead was recorded as a reduction of capital costs in construction in progress (Note 9).

16. RELATED PARTY TRANSACTIONS

During the period ended December 31, 2009, the Company:

a)	incurred $281,065 (2008 - $248,025) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

b)

incurred $275,214 (2008 - $310,920) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

c)

incurred $1,317,437 (2008 - $8,010,843) to a mining services company sharing our premises in Durango Mexico. This related party provided management services and paid mining contractors who provided services at the Company’s mines in Mexico for the period January 1 to February 28, 2009. Of the fees incurred, $232,444 was unpaid as at December 31, 2009 (2008 - $3,122,130). This relationship was terminated in February 2009.

d)	incurred $nil (2008 - $7,365) to a director of the Company as finder’s fees upon the completion of certain option agreements relating to Del Toro.

e)	provided a loan of $nil (US$nil) (2008 – $36,540 or US$30,000) to a director of the Company. This loan was fully repaid in the year ended December 31, 2009.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

Notes Page 24

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

17. SEGMENTED INFORMATION

The Company considers that it has three operating segments located in Mexico, one retail market segment in Canada and one corporate segment with locations in Canada and Mexico. The El Pilon operations consist of the San Martin Silver Mine, the San Martin property and the Jalisco Group of Properties. The First Majestic Plata operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property.

These reportable operating segments are summarized in the table below:

	Year ended December 31, 2009

		First Majestic			Corporate
	El Pilon	Plata	La Encantada		and Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	20,122,274	22,377,951	16,789,464	5,132,099	(4,911,119)	59,510,669
Cost of sales	11,592,357	11,923,081	10,523,284	4,860,844	(4,547,713)	34,351,853
Amortiza tion, depreciation and accretion	925,383	1,957,005	1,066,767	-	-	3,949,155
Depletion	1,168,024	970,818	609,867	-	-	2,748,709
Mine operating earnings (loss)	6,436,510	7,527,047	4,589,546	271,255	(363,406)	18,460,952
General and administrative	-	-	-	-	8,089,087	8,089,087
Stock-based compensation	-	-	-	-	3,302,780	3,302,780
Write-down of mineral properties	2,589,824	-	-	-	-	2,589,824
Write-down of marketable securities	-	-	-	-	(390,467)	(390,467)
Net interest, other income (expense) and foreign exchange	(3,036,124)	(2,392,401)	(2,764,988)	-	7,184,752	(1,008,761)
Income tax expense (recovery)	-	-	-	-	(3,230,192)	(3,230,192)
Net income (loss)	810,562	5,134,646	1,824,558	271,255	(1,730,796)	6,310,225
Capital expenditures	3,256,314	6,688,038	28,672,840	-	180,088	38,797,280
Total assets	103,853,548	60,345,812	62,550,666	651,642	24,173,584	251,575,252

	Year ended December 31, 2008

		First Majestic			Corporate
	El Pilon	Plata	La Encantada		and Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	11,707,631	15,983,118	17,145,790	380,613	(892,265)	44,324,887
Cost of sales	10,083,947	12,219,616	8,613,007	377,170	(874,325)	30,419,415
Amortization, depreciation and accretion	1,280,949	1,467,927	620,827	-	-	3,369,703
Depletion	1,544,162	737,087	752,888	-	-	3,034,137
Mine operating earnings (loss)	(1,201,427)	1,558,488	7,159,068	3,443	(17,940)	7,501,632
General and administrative	-	-	-	-	7,549,079	7,549,079
Stock-based compensation	-	-	-	-	3,680,111	3,680,111
Net interest, other income (expense) and foreign exchange	(2,209,177)	(2,883,908)	(1,363,857)	-	3,120,262	(3,336,680)
Income tax (recovery) expense	27,030	(897,488)	87,976	-	(1,136,972)	(1,919,454)
Net income (loss)	(3,437,634)	(427,932)	5,707,235	3,443	(6,989,896)	(5,144,784)
Capital expenditures	12,003,673	19,636,692	16,299,105	-	173,844	48,113,314
Total assets	118,741,809	58,033,744	33,087,571	247,368	21,049,157	231,159,649

Notes Page 25

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

18. INCOME TAXES

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2009	2008
	$	$
Combined federal a nd provincial income tax rate	30.00%	31.00%

Income tax benefit computed at Canadian statutory rates	(924,010)	2,189,914
Foreign tax rates different from s tatutory rates	8,602	(127,363)
Impact of change in ta x rates on future income taxes	836,147	-
Non-deductible expenses	(424,678)	(2,106,551)
Change in valuation allowance	1,493,871	2,032,710
Foreign exchange	2,409,644	1,050,000
Difference between statutory and a ctual tax rates	232,498	(27,375)
Other	(401,882)	(1,091,881)
	3,230,192	1,919,454

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2009	2008
	$	$
Future income tax assets
Net tax losses carried forward	19,453,298	16,446,519
Other assets/liabilities	3,235,061	1,511,108
Share issue costs	1,707,129	1,684,688
Capital losses	530,986	529,968
Valuation allowance	(6,175,094)	(6,886,775)
Net future income tax assets	18,751,380	13,285,508
Future income tax liabilities
Excess of carrying value of mineral property assets over tax value	(47,168,391)	(43,975,595)
Future income tax liabilities, net	(28,417,011)	(30,690,087)

The Company has approximately $13.0 million (2008 - $17.8 million) of non-capital losses that may be available for future tax purposes and will expire in the following years:

2025	$ 3,748,753
2026	$ 6,298,941
2027	$ 2,967,115

The Company has capital losses available for deduction against future capital gains of $4.1 million (2008 - $4.1 million) that may be available for tax purposes in Canada. These capital losses may be carried forward indefinitely. Management believes that uncertainty exists regarding the realization of these future tax assets and therefore a valuation allowance has been recorded.

In addition, subject to certain restrictions, the Company has tax pools of approximately $64.5 million (2008 - $47.6 million) available to offset future taxable income in Mexico.

Notes Page 26

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

19. OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the fully agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the advance received from the bank, but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $753,657 (2008-$832,769).

20. CAPITAL LEASE OBLIGATIONS

In 2007 and 2008, the Company entered into lease commitments with a mining equipment supplier for $14.1 million (US$11.2 million) of equipment to be delivered during 2007 and 2008. The Company committed to pay 35% within 30 days of entering into the leases, 15% on arrival of the equipment, and the remaining 50% in quarterly payments over a period of 24 months from delivery, financed at 9% interest over the term of the lease. On March 13, 2009, the Company executed a restructuring agreement for the balance of $3.6 million (US$2.9 million) payable to the equipment lease vendor, to be paid over 24 monthly payments commencing February 1, 2009 with interest payable at 9% on the outstanding principal balance, secured by a guarantee from the parent company.

On January 12, 2009, the Company executed two additional financing arrangements with an equipment vendor, committing the Company to total payments of approximately $2.6 million (US$2.0 million) representing the purchase price plus interest with terms of 36 monthly lease payments of $48,460 (US$38,420) consisting of principal plus 12.5% interest on outstanding balances and 12 monthly lease payments of $43,640 (US$34,600) consisting of principal only.

The following is a schedule of future minimum lease payments under the capital leases as at December 31, 2009:

	$US	$CA
2010 Gross lease payments	2,127,454	2,235,960
2011 Gross lease payments	651,155	684,364
2012 Gross lease payments	132,549	139,309
	2,911,158	3,059,633
Less: interest	(239,769)	(251,997)
Total payments, net of interest	2,671,389	2,807,636
Less: current portion	(2,035,540)	(2,139,352)
Capital Lease Obligation	635,849	668,284

Notes Page 27

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

21. ASSET RETIREMENT OBLIGATIONS

	Year ended	Year ended
	December 31, 2009	December 31, 2008
	$	$
Balance, beginning of the year	5,304,369	2,290,313
Effect of change i n estimates	(877,834)	2,979,726
Interest accretion	445,090	200,477
Effect of translation of foreign currencies	(535,537)	(166,147)
Balance, end of the year	4,336,088	5,304,369

Asset retirement obligations allocated by mineral properties are as follows:

	Anticipated	2009	2008
	Date	$	$
La Encantada Silver Mine	2020	1,815,518	1,865,674
La Parrilla Silver Mine	2025	998,293	1,609,602
San Martin Silver Mine	2019	1,522,277	1,829,093
		4,336,088	5,304,369

During the year ended December 31, 2009, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $6.1 million, which has been discounted using a credit adjusted risk free rate of 8.5%, of which $1.7 million of the reclamation obligation relates to the La Parrilla Silver Mine, $2.0 million of the obligation relates to the San Martin Silver Mine, and $2.5 million relates to the La Encantada Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

22. CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

23. COMMITMENTS

The Company is obligated to make certain mining property option payments as described in Note 9, in connection with the acquisition of its mineral property interests.

The Company has office lease commitments of $116,880 per annum in 2010 through 2011 and $29,220 in 2012. Additional annual operating costs are estimated at $101,110 per year ($8,426 per month) over the term of the lease. The Company provided a deposit of one month of rent equaling $20,151.

As at December 31, 2009, the Company is committed to construction contracts of approximately $2.1 million (US$2.0 million) (2008 - $5.9 million or US$4.9 million) relating to the La Encantada Project which is currently in the final stage of completion.

Notes Page 28

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

23. COMMITMENTS (continued)

As a result of the acquisition of Normabec, the Company is committed to make a US$1 million payment in December 2010 to acquire surface rights forming part of the Real de Catorce Project. It is also committed to make a payment of US$200,000 in December 2010 for technical and geological information collected over the Real de Catorce area.

The Company is committed to making severance payments amounting to $1.9 million (2008 - $0.7 million) to four officers in the event of a change of control of the Company.

24. NON-CASH FINANCING AND INVESTING ACTIVITIES

	2009	2008
	$	$

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Fair value of warrants upon completion of public offering	848,758	2,737,000
Fair value of warrants upon completion of private placements	389,000	-
Issuance of shares for debt settlement	2,741,260	-
Issuance of shares for acquisition of Normabec	16,696,479	-
Issuance of shares for First Silver Arrangement	-	9,009,660
Transfer of contributed surplus to common shares for options exercised	29,125	363,990
Assets acquired by capital lease	2,259,380	1,621,135

25. SUBSEQUENT EVENTS

Subsequent to December 31, 2009:

(a)	A total of 50,000 options were exercised for proceeds of $92,000;

(b)	On January 2, 2010, 142,438 warrants exercisable at a price of $9.11 per share expired unexercised;

(c)	On January 8, 2010, 25,000 warrants were exercised at a price of $3.30 per share;

(d)	On February 1, 2010, 200,000 options exercisable at a price of $5.50 per share expired unexercised;

(e)	On February 2, 2010, 200,000 options were granted at a price of $3.56 per share expiring on February 2, 2013;

(f)	On March 19, 2010, 25,000 options were granted at a price of $3.15 per share expiring on March 19, 2013.

Notes Page 29